EXHIBIT (a)(24)

June 18, 2004

AK ANNE KLEIN	To All Employees:
ALBERT NIPON CIRCA JOAN & DAVID DOCKERS FOOTWEAR FOR WOMEN J. G. HOOK JOAN & DAVID KASPER MOOTSIES TOOTSIES SAM & LIBBY

As you may already know, Maxwell Shoe Company and Jones Apparel Group announced plans this afternoon to enter into a definitive merger agreement. The details of the transaction terms are outlined in the attached press release.

Over the past several months, our Board of Directors has been single minded in its efforts to do the right thing for stockholders. Although we expressed a variety of concerns about Jones’s prior acquisition proposals, we have concluded that Jones’s revised offer reflects our record performance and the full value of our franchise, and the Board unanimously believes that our merger agreement is the right decision.

On behalf of the Board of Directors and senior management team, I want to express sincere gratitude for your many efforts in supporting Maxwell Shoe Company. Together, we have delivered on our promises to both our customers and our stockholders, and in doing so, we have made Maxwell Shoe Company the industry leader that it is today.

It is important for you to know that Jones also holds great respect for the people and talent of Maxwell Shoe Company. Jones and Maxwell Shoe Company share a commitment to quality and the highest levels of customer responsiveness. And I believe that with Jones, our Company can achieve even greater levels of growth.

Undoubtedly, you will have many questions about today’s announcement and what it means for you. We will do our best to answer those questions as soon as we can, and ask you to be patient and remain focused on the business. An integration team will be created to help manage the transition. You will hear more as plans are completed.

As I’ve said before, Maxwell Shoe Company has great people and great brands. I am confident that both will make a significant contribution to Jones’s future success.

I have been proud and honored to lead Maxwell Shoe Company. I know I have your full support and you have my respect and appreciation for all you’ve done and will do for our Company.

I will be available today at 2:30 p.m. in the lunchroom to answer any questions you may have.

Sincerely,

Mark Cocozza
Chairman and CEO

P.O. BOX 37 • 101 SPRAGUE STREET

READVILLE, MASSACHUSETTS • 02137-0037

T  617-364-5090  F  617-364-9058